Exhibit 99.1

VivoPower International PLC Announces Termination of At-the-Market (ATM) Equity Offering Agreement

LONDON, February 2, 2026 — VivoPower International PLC (NASDAQ: VVPR) (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced that it has formally terminated its “at-the-market” equity offering agreement (the “ATM Agreement”) with Chardan Capital Markets, LLC, dated December 23, 2025.

The ATM Agreement provided for the potential sale of the Company’s ordinary shares under the Company’s Form F-3 shelf registration statement dated March 27, 2024. The Company confirms that no further shares will be issued or sold pursuant to this ATM Agreement.

The decision to terminate the ATM facility follows a review of the Company’s current operating cash flow outlook, capital requirements, potential alternative economically non dilutive sources of capital, including at the project or asset level, and current market conditions. Management has determined that at this current time, its projected cash flow from operations, as well as current and projected economically non-dilutive sources of funding, obviate the need to raise ATM capital. This approach is consistent with the Board’s focus on disciplined capital allocation and avoiding, where possible, dilutive capital raisings.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower is scaling up its power to X strategy with a focus on developing, building, and owning low-cost, sustainable powered land and data center infrastructure in select sovereign nations to be leased out for AI use cases. It also has three other business units, Tembo, Caret Digital, and Vivo Federation, which are in the process of being spun out or divested. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications, as well as ancillary financing, charging, battery, and microgrid solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining. Vivo Federation is the digital asset arm of VivoPower, focused on XRPL-based real-world blockchain applications and maintaining exposure to Ripple Labs shares and XRP tokens.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Media Contacts

VivoPower: media@vivopower.com